Exhibit 99.(m) (6)

SECOND AMENDMENT TO THE AGREEMENTTO SUSPEND DISTRIBUTION
PLANS FOR TIAA-CREF INSTITUTIONAL MUTUAL FUNDS

          AMENDMENT, dated May 16, 2006 to the Agreement to Suspend Distribution Plans, dated February 1, 2006 (the “Agreement”), as subsequently amended, by and between TIAA-CREF Institutional Mutual Funds (the “Trust”) and Teachers Personal Investors Services, Inc. (“TPIS”).

          WHEREAS, the Trust and TPIS wish to extend the term of the Agreement in connection with the proposed reorganizations of each series of TIAA-CREF Mutual Funds (the “Retail Funds”) into a corresponding series of the Trust (the “Funds”) so that Retail Class shares of the Funds will not have to pay any fees under their distribution plan adopted pursuant to Rule 12b-1 of the Investment Company Act of 1940 for at least one year from the time that the proposed reorganizations are scheduled to occur, if approved by Retail Fund shareholders;

          NOW, THEREFORE, in consideration of the promises and the mutual covenants herein contained, the Trust and TPIS hereby agree to amend the Agreement as follows:

          1. Section 1 of the Agreement shall be replaced in its entirety with the following:

Term of Agreement. This Agreement shall commence as of February 1, 2006, and shall continue in force until the close of business on September 30, 2007, unless earlier terminated by written agreement of the parties hereto.

          IN WITNESS WHEREOF, the Trust and TPIS have caused this Amendment to be executed in their names and on their behalf by and through their duly authorized officers on the day and year first written above.

TIAA-CREF INSTITUTIONAL
MUTUAL FUNDS

By:
Title:

TEACHERS PERSONAL INVESTORS SERVICES, INC.

By:
Title: